Exhibit 99.86

BLUE MOON METALS INC.

550 – 220 Bay Street, Toronto

Ontario, M5J 2W4

NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102

TO:	Davidson & Company LLP

AND TO:	MNP LLP

AND TO:	British Columbia Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

Re:	Notice Regarding Change of Auditor Pursuant to National Instrument 51-102

Notice is hereby given, pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), of a change of auditor of Blue Moon Metals Inc. (the “Company”).

(1)	The audit committee (the “Audit Committee”) of the Company’s board of directors (the “Board”) conducted a review of external audit services and reviewed proposals to provide audit services for the fiscal year ending December 31, 2025.

(2)	After consideration of all relevant factors, the Audit Committee recommended to the Board that Davidson & Company LLP, Chartered Professional Accountants (the “Former Auditor”) be requested to resign as auditor of the Company, and that MNP LLP, Chartered Professional Accountants (the “Successor Auditor”) be nominated for appointment as auditor of the Company.

(3)	At the request of the Company, the Former Auditor tendered its resignation as auditor of the Company effective April 21, 2025.

(4)	The Board has considered and acknowledged the Former Auditor’s resignation and on the recommendation of the Audit Committee, has appointed the Successor Auditor as auditor of the Company to hold office until the next annual meeting of shareholders of the Company.

(5)	The Former Auditor has not expressed any modified opinions in the Former Auditor’s reports on the financial statements of the Company for the two most recently completed financial years and ending on the date of the resignation of the Former Auditor.

(6)	In the opinion of the Audit Committee and the Board, there are no reportable events, as such term is defined in subparagraph 4.11(1) of NI 51-102.

DATED April 21, 2025.

BLUE MOON METALS INC.

Per:

/s/ “Frances Kwong”
Frances Kwong, Chief Financial Officer